                                                                    Exhibit 99.1
                                                                    ------------

                                                           FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli                                        Jack McAvoy

ViryaNet                                                ViryaNet

508-490-8600, ext 3038                                  508-490-8600, ext 3090
albert.gabrielli@viryanet.com                           jack.mcavoy@viryanet.com




                VIRYANET REPORTS Q2 2002 EARNINGS SHORTFALL, BUT
                  MAINTAINS CASH, GAINS NEW END-USER CUSTOMERS

Southborough, Mass. -- August 7, 2002 -- ViryaNet (NASDAQ: VRYA), a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced financial results of its second fiscal quarter of 2002.

Total revenue was $1.6M for the second quarter, ended June 30, 2002, compared to $4.2M in first quarter of 2002, and $5.2M in the second quarter of 2001.

For the second quarter of 2002, the Company reported a net loss of $2.6M or $0.98 per basic and diluted share, compared to a net loss of $0.3M or $0.15 per basic and diluted share in the previous quarter including a one-time write-off of $0.5M for in-process research and development related to the iMedeon acquisition, and compared to a net loss of $4.9M or $2.26 per basic and diluted share for the second quarter of 2001.

Software license revenue was $0.2M, compared to $2.6M in the previous quarter, and $3.2M in the second quarter of 2001. Revenue from services and maintenance was $1.4M, compared to $1.5M in the previous quarter, and $2.0M in the second quarter of 2001.

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The Company reported gross margins of 33% for the quarter, compared to 67% in the previous quarter, and 54% in the second quarter of 2001.

Operating expenses for the quarter were $3.1M, compared to $3.2M in the previous quarter including $0.5M for in-process research and development related to the iMedeon acquisition, and $7.8M in the second quarter of 2001.

The Company's available cash position on June 30, 2002 was $9.4M, including the full line of credit of $6.0M, compared to $9.5M at the end of the previous quarter. The available cash of $9.4M includes $1.5M of funds received by the Company from Bank Hapoalim in a factoring arrangement related to the receivables for a specific customer.

"ViryaNet, like many companies in the high-technology sector, continued to be impacted by the weak economy, which negatively affected the decision making of corporate buyers across our target markets," said Win Burke, president and CEO, ViryaNet. "Despite the disappointing report of our earnings, three significant end user customers licensed ViryaNet software from the Company and its partners during the quarter, demonstrating continuing market acceptance of our products."

Q2 Activities

In Q2, the Company saw success in a number of areas including:

New End Users -- The Company gained three significant new end user customers during the quarter.

     o Publix Super Markets of Florida, which will use ViryaNet Service Hub to automate its maintenance and facilities operations, managing and automating a variety of short-duration tasks, such as preventative maintenance activities on equipment, to more complicated projects.

     o BT Ignite in the UK, which will use ViryaNet Service Hub in its managed services operation, helping BT Ignite's customers manage all aspects of service in the field, including creating work orders, coordinating workforces, scheduling service visits, controlling logistics, and replenishing stock.

     o A large high-technology services company in Asia, which will use ViryaNet Service Hub to manage and automate the installation and maintenance activities of its mobile field technicians.

The Company also completed paid pilot projects with:

     o A large company in the United Kingdom, which provides high-technology services, hired ViryaNet to conduct a feasibility study to help improve its service processes.

     o The large high-technology services company in Asia mentioned above, which hired the Company to pilot ViryaNet Service Hub, leading to the subsequent licensing of the product.

Project Implementations -- the Company completed major project implementations with several telecommunications companies, including Citizens Communications, ionex, and Verizon Avenue, as well as with JEA, a major utility company in Florida.

Advancing Product Functionality -- the Company released a major upgrade, ViryaNet Service Hub 6.0; and continued, on schedule, with development of ViryaNet Service Hub 7.0, the merging of the functionality of ViryaNet and iMedeon products intended for release in Q4 2002.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization's service operations. ViryaNet's flagship product -- the award-winning ViryaNet Service Hub -- combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet's deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

Customers in the telecommunications, utility, high-technology manufacturing, grocery and retail, insurance, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

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Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business include market acceptance of and demand for the Company's products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company's customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

                         VIRYANET LTD. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

                                                                                    June 30,     December 31,
                                                                                      2002          2001
                                                                                 ------------------------------
                                                                                  U.S. dollars in thousands
                                                                                 ------------------------------
     ASSETS

CURRENT ASSETS :
  Cash and cash equivalents                                                        $ 8,908         $ 8,540
  Restricted cash                                                                       30              30
  Trade receivables (net of allowance for doubtful accounts-
    $1,302 in 2001 and $1,349 in 2002)                                               6,753           8,167
  Other receivables and prepaid expenses                                             2,086           2,006
                                                                                   -------         -------
Total current assets                                                                17,777          18,743
-----                                                                              -------         -------
SEVERANCE PAY FUND                                                                     605             703
                                                                                   -------         -------
PROPERTY AND EQUIPMENT, NET                                                          2,133           2,663
                                                                                   -------         -------
OTHER ASSETS, NET                                                                    2,932               -
                                                                                   -------         -------
                                                                                   $23,447         $22,109
                                                                                   =======         =======

                       VIRYANET LTD. AND ITS SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

                                                                                June 30,    December 31,
                                                                                  2002         2001
                                                                            ----------------------------
                                                                             U.S. dollars in thousands
                                                                            ----------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                                         $  5,532    $ 5,557
  Trade payables                                                                    1,273      1,938
  Deferred revenues                                                                 2,830      1,349
  Other payables and accrued expenses                                               3,859      3,287
                                                                                 --------    -------
Total current liabilities                                                          13,494     12,131
-----                                                                            --------    -------
ACCRUED SEVERANCE PAY                                                               1,065      1,316
                                                                                 --------    -------
SHAREHOLDERS' EQUITY:
  Share capital                                                                       721        611
  Additional paid-in capital                                                      100,934     97,962
  Accumulated other comprehensive loss                                               (387)      (436)
  Deferred stock compensation                                                          --        (43)
  Accumulated deficit                                                             (92,380)   (89,432)
                                                                                 --------    -------
Total shareholders' equity                                                          8,888      8,662
-----                                                                            --------    -------
                                                                                 $ 23,447    $22,109
                                                                                 ========    =======

                                  VIRYANET LTD.

                CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)
           U.S. dollars in thousands, except share and per share data

                                                                                           Three months ended
                                                                                                June 30,
                                                                                    ---------------------------------
                                                                                        2002               2001
                                                                                    --------------     --------------
Revenues:
   Software licenses                                                                 $      170         $    3,218
   Maintenance and services                                                               1,381              1,989
                                                                                     ----------         ----------
Total revenues                                                                            1,551              5,207
                                                                                     ----------         ----------
Cost of revenues:
   Software licenses                                                                         20                620
   Maintenance and services                                                               1,014              1,764
                                                                                     ----------         ----------
Total cost of revenues                                                                    1,034              2,384
                                                                                     ----------         ----------
Gross profit                                                                                517              2,823
                                                                                     ----------         ----------
Operating expenses:
   Research and development                                                                 835              2,097
   Sales and marketing                                                                    1,685              4,593
   General and administrative                                                               559              1,020
   Amortization of deferred stock compensation                                                8                 69
                                                                                     ----------         ----------
Total operating expenses                                                                  3,087              7,779
                                                                                     ----------         ----------
Operating loss                                                                           (2,570)            (4,956)
Financial income (loss), net                                                                (38)                42
                                                                                     ----------         ----------
Net  loss                                                                            $   (2,608)        $   (4,914)
                                                                                     ==========         ==========
Basic and diluted net loss per share (*)                                             $    (0.98)        $    (2.26)
                                                                                     ==========         ==========
Weighted average number of shares used in
   computing basic and diluted net loss per share (*)                                 2,661,081          2,171,099
                                                                                     ==========         ==========

* The basic and diluted net loss per share is calculated based on a 10 to 1 reverse split of shares, which the Company contemplated in April 22, 2002.